Exhibit 99.1

CORUS ENTERTAINMENT INC. ANNOUNCES COMPLETION OF ITS TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING 8.75% SENIOR SUBORDINATED NOTES DUE 2012

(January 23, 2006. - Toronto, Canada) Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE: CJR) (“Corus”) announced today the completion of its tender offer and consent solicitation for its outstanding US$375.0 million aggregate principal amount of 8.75% Senior Subordinated Notes due 2012 (“Notes”). The tender offer expired as scheduled at 12 midnight ET on January 20, 2006 (the “Expiration Time”).

The depositary, Global Bondholder Services Corporation, has advised Corus that US$373,646,000 aggregate principal amount of the Notes, representing approximately 99.64% of the Notes outstanding, were validly tendered and not withdrawn prior to the Expiration Time. The Company accepted for purchase today all of such validly tendered Notes. As a result, the supplement to the indenture governing the Notes, which eliminates substantially all of the affirmative and restrictive covenants and certain events of default and related provisions contained in the indenture, is operative as of the date hereof.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children's programming and products. The Company’s other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus’ website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors affecting Corus’ operations, financing, markets, products, services and prices, and other factors. For further information on factors which could impact Corus and the statements contained herein, please refer to Corus’ public filings with the Securities and Exchange Commission.

For further information, please contact:

Tom Peddie
Senior Vice President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780

Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.